UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ORGANIGRAM HOLDINGS, INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

68620P101

(CUSIP Number)

Anthony B. Petitt

BT DE Investments Inc.

103 Foulk Road, Suite 111

Wilmington, Delaware 19803

(302) 656-1950

With a copy to:

Bradley C. Brasser

Jones Day

90 South Seventh Street, Suite 4950

Minneapolis, Minnesota 55402

(612) 217-8886

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 68620P101

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1	NAMES OF REPORTING PERSONS BT DE Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,571,942
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,571,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,571,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0% (1)
14	TYPE OF REPORTING PERSON CO

(1)

Based on 108,573,141 Common Shares, no par value (“Common Shares”), of Organigram Holdings Inc. (the “Issuer”), comprised of 104,143,401 Common Shares outstanding immediately prior to completion of the Second Tranche (as defined below) and after giving effect to the issuance of 4,429,740 Common Shares in the Second Tranche. Following the completion of the Second Tranche on August 30, 2024, the Reporting Person beneficially owned 32,571,942 Common Shares and 8,463,435 Preferred Shares (as defined below), representing 30% of the issued and outstanding Common Shares and 100% of the Preferred Shares, in each case on a non-diluted basis. If the Third Tranche (as defined below) were completed on the date hereof, the Reporting Person would beneficially own 32,571,942 Common Shares and 21,356,610 Preferred Shares, which would represent 30% of the issued and outstanding Common Shares and 100% of the issued and outstanding Preferred Shares, in each case on a non-diluted basis.

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1	NAMES OF REPORTING PERSONS British American Tobacco p.l.c.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,571,942
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,571,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,571,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0% (1)
14	TYPE OF REPORTING PERSON CO

(1)

Based on 108,573,141 Common Shares, comprised of 104,143,401 Common Shares outstanding immediately prior to completion of the Second Tranche and after giving effect to the issuance of 4,429,740 Common Shares in the Second Tranche. Following the completion of the Second Tranche on August 30, 2024, the Reporting Person beneficially owned 32,571,942 Common Shares and 8,463,435 Preferred Shares, representing 30% of the issued and outstanding Common Shares and 100% of the Preferred Shares, in each case on a non-diluted basis. If the Third Tranche were completed on the date hereof, the Reporting Person would beneficially own 32,571,942 Common Shares and 21,356,610 Preferred Shares, which would represent 30% of the issued and outstanding Common Shares and 100% of the issued and outstanding Preferred Shares, in each case on a non-diluted basis.

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This statement constitutes Amendment No. 4 (this “Amendment No. 4”) to the Schedule 13D (the “Initial Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2021, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on February 1, 2022 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the SEC on November 8, 2023 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed with the SEC on January 25, 2024 (“Amendment No. 3” and, the Initial Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Original Schedule 13D”) relating to the Common Shares of the Issuer. This Amendment No. 4 amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 4 have the meaning assigned to them in the Original Schedule 13D.

The Initial Schedule 13D was filed with respect to Common Shares of the Issuer held by BT DE Investments Inc. (the “Purchaser”). The Purchaser is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville Securities Limited, which is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c. (“BAT”). BAT and the aforementioned wholly owned subsidiaries of BAT are collectively referred to herein as the “BAT Entities”.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Amendment No. 4 is incorporated by reference.

Item 4.	Purpose of the Transaction

As disclosed in Amendment No. 2, on November 5, 2023, the Purchaser executed and delivered a subscription agreement (the “Subscription Agreement”) with the Issuer to acquire Common Shares and Class A preferred shares to be newly created and issued (“Preferred Shares” and, together with the Common Shares, “Shares”) on a private placement basis (the “Private Placement”), increasing the Purchaser’s strategic investment in the Issuer completed on March 11, 2021.

The Subscription Agreement provides that the Private Placement will be undertaken in three (3) tranches, each subject to the satisfaction of certain conditions. Under the first tranche (the “First Tranche”), which closed on January 23, 2024, 12,893,175 Common Shares were issued to the Purchaser at a price of C$3.2203 per Share (the “Tranche Share Price”). Under the second tranche of the Private Placement (the “Second Tranche”), which closed on August 30, 2024, 12,893,175 Shares, comprised of 4,429,740 Common Shares and 8,463,435 Preferred Shares, were issued to the Purchaser at the Tranche Share Price, for gross proceeds of USD$30,821,684.69 (equal to C$41,519,891, as determined using the average daily exchange rate published by the Bank of Canada on August 28, 2024 for converting Canadian dollars into U.S. dollars). Under the third tranche of the Private Placement (the “Third Tranche”), which will close on February 28, 2025 (or such earlier date as the Purchaser and Issuer may mutually agree, provided such date is not earlier than closing of the Second Tranche), 12,893,175 Shares will be issued to the Purchaser at the Tranche Share Price. The allocation of Common Shares and Preferred Shares issued as part of the Second Tranche were, and the Third Tranche will be, subject to a threshold on the issuance of Common Shares to the Purchaser of 30% of the aggregate number of Common Shares issued and outstanding, as described below.

Approval by the Issuer’s shareholders, clearance under the Canadian Competition Act R.S.C. 1985 c. C-34, as amended, applicable stock exchange approval and certain other conditions to closing of each of the First Tranche, the Second Tranche and the Third Tranche were satisfied in connection with the closing of the First Tranche, and accordingly closing of the Third Tranche is subject to customary closing conditions for a private placement of this nature.

The aggregate subscription price of the Shares acquired by the Purchaser as part of the First Tranche, the Second Tranche, and the Third Tranche will be C$124,559,674.36. The source of funds for such purchase was dividends from other U.S. subsidiaries of BAT.

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In connection with the closing of the First Tranche, the Issuer filed articles of amendment (the “Articles of Amendment”) to create the new class of Preferred Shares to be issued in the Private Placement. Pursuant to the terms of the Subscription Agreement, Shares issued in the First Tranche and the Second Tranche were, and Shares issued in the Third Tranche will be, allocated between Common Shares and Preferred Shares such that if the number of Common Shares owned by the Purchaser or its affiliates, associates, related parties and any joint actors would exceed 30% of the aggregate number of Common Shares issued and outstanding (the “30% Threshold”) after the closing of the applicable tranche, the Issuer will issue to the Purchaser the greatest number of Common Shares issuable pursuant to such closing without exceeding the 30% Threshold, with the remainder of the Shares issuable as Preferred Shares (all as more specifically set forth in the Subscription Agreement).

The Preferred Shares are non-voting convertible preferred shares of the Issuer convertible at the option of the Purchaser without payment of any additional consideration (subject to the 30% Threshold). The Preferred Shares are convertible initially on a one-for-one basis, provided however that the conversion rate will increase at a rate of 7.5% per annum commencing from the initial date on which Preferred Shares are issued, until such time as the holders of Preferred Shares would beneficially own, or exercise control or direction over, directly or indirectly, with their respective affiliates, associates, related parties and any joint actors, after giving effect to the conversion of the Preferred Shares, 49.0% of the aggregate number of Common Shares issued and outstanding.

The Purchaser entered into the Subscription Agreement in furtherance of its strategic investment in the Issuer. The completion of the Third Tranche in accordance with the terms of the Subscription Agreement will increase the Purchaser’s security ownership in the Issuer, as described in this Amendment No. 4.

The Purchaser intends to review its investment in the Issuer on a continuing basis and may, subject to the terms of the A&R Investor Rights Agreement (as defined below), and depending upon a number of factors, including market and other conditions, increase or decrease its beneficial ownership, control, direction or economic exposure over securities of the Issuer, through market transactions, private agreements, treasury issuances, exercise of options, convertible securities, derivatives, swaps or otherwise.

Pursuant to the Subscription Agreement, unless otherwise consented to in writing by the Purchaser in advance, the Issuer is required to use one-half of the proceeds from each of the First Tranche and the Second Tranche for general corporate purposes, and one-half of the proceeds of each of the First Tranche and the Second Tranche, and all of the proceeds of the Third Tranche, to fund a segregated bank account (the “Jupiter Pool”), subject to adjustment in accordance with the terms of the Subscription Agreement. The Jupiter Pool is to be invested by the Issuer in accordance with the terms of reference provided for in the A&R Investor Rights Agreement.

The Subscription Agreement contains a covenant of the Issuer not to issue or obligate itself to issue any securities, including Shares, during the term of the Subscription Agreement, except (1) (a) with the prior written consent of the Purchaser, (b) as permitted under Issuer’s equity incentive plans, (c) as expressly contemplated by or pursuant to the Purchaser’s top-up and pre-emptive rights under the A&R Investor Rights Agreement, or (d) at a price that is at or above the Tranche Share Price, and (2) initially up to 15,756,648 Shares (based on estimated pro forma shareholdings that would result in the Purchaser owning at least 40% of the Shares outstanding if the First Tranche, the Second Tranche, and the Third Tranche were completed) at any price, but subject to increase as agreed to by the Issuer and the Purchaser acting reasonably, if the number of Shares outstanding increases over time.

Concurrently with the closing of the First Tranche, the Purchaser and the Issuer entered into an amended and restated investor rights agreement (the “A&R Investor Rights Agreement”). Pursuant to the A&R Investor Rights Agreement, the Purchaser has the right to nominate up to 30% of the board of directors of the Issuer (the “Board”), subject to the Purchaser maintaining certain share ownership thresholds. The Purchaser’s nominees currently serving on the Board are Simon Ashton, Karina Gehring and Craig Harris. The Purchaser is entitled, subject to the terms and conditions of its nomination rights, to replace its nominee directors from time to time. In addition, the A&R Investor Rights Agreement provides the Purchaser with certain governance rights, so long as it maintains certain share ownership thresholds, including pre-emptive rights, top-up rights and customary registration rights. The Purchaser is permitted to engage with the Board regarding the Issuer’s business and prospects. The Purchaser also has the right, so long as it maintains certain ownership thresholds, to participate in future equity offerings of the Issuer subject to the terms and conditions contained in the A&R Investor Rights Agreement.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Amendment No. 4 is incorporated by reference. The descriptions of the Subscription Agreement and the A&R Investor Rights Agreement are summaries of those agreements and are qualified in their entirety by the full terms and conditions of the Subscription Agreement and A&R Investor Rights Agreement, which are incorporated herein by reference.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 3, 2024

BT DE Investments Inc.

By:	/s/ Chris Voelker
Name:	Chris Voelker
Title:	General Counsel

British American Tobacco p.l.c

By:	/s/ Caroline Ferland
Name:	Caroline Ferland
Title:	Secretary

Schedule A

BAT Entities

BAT Entity	Name, state or other place of organization	Address of principal office
British American Tobacco p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (1998) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (2012) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

Weston (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

B.A.T. Industries p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British-American Tobacco (Holdings) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

Louisville Securities Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

BATUS Holdings Inc.	Delaware	103 Foulk Road, Suite 201-3, Wilmington, DE 19803

BT DE Investments Inc.	Delaware	103 Foulk Road, Suite 111, Wilmington, DE 19803

Schedule B

BAT Directors and Officers

The name, country of citizenship and current principal occupation or employment of each of the BAT Directors and Officers are set forth below. Unless otherwise indicated in the tables below (i) each occupation set forth opposite an individual’s name refers to a position with a BAT Entity and (ii) the business address of such individual is Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom.

British American Tobacco p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Luc Jobin (Chair)	Canada	Chair of BAT

Holly Keller Koeppel (Senior Independent Director)	U.S.A.	Non-Executive Director of BAT, Flutter Entertainment plc, and a Director of The AES Corporation and Arch Resources Inc.

Tadeu Marroco	Brazil/United Kingdom	Chief Executive

Soraya Benchikh	French/United Kingdom	Chief Financial Officer

Krishnan Anand (Non-Executive Director)	U.S.A.	Non-Executive Director of BAT, Director of Wingstop Inc., Chief Executive Officer of Igniting Business Growth LLC and Chairman and Chief Executive Officer of Igniting Consumer Growth Acquisition Co.

Karen Guerra (Non-Executive Director)	United Kingdom	Non-Executive Director of BAT and Independent Non-Executive Director of Amcor plc.

Véronique Laury (Non-Executive Director)	France	Non-Executive Director of BAT and Director of Sodexo SA, Inter IKEA Holding B.V., Eczacıbaşı Holding Company and Societe Bic S.A.

Darrell Thomas (Non-Executive Director)	U.S.A	Non-Executive Director of BAT, Independent Director of Dorman Products Inc., Non-Executive Director of Scotia Holdings (US) Inc. and Vontier Corporation and Board member of Sojourner Family Peace Center Inc.

Murray S. Kessler (Non-Executive Director)	U.S.A	Non-Executive Director of BAT

Serpil Timuray	Turkey/United Kingdom	Non-Executive Director of BAT, Non-Executive Director of TPG Telecom plc, CEO of Vodafone Investments, Rotating Chair of Supervisory Board, and Remuneration Committee of Vodafone Ziggo, Non-Executive Director and Chairman of Vodafone Turkey, Director of Board of DEIK DTIK and Director of Thirty Club of London

British American Tobacco (1998) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Jerome Bruce Abelman	U.S.A.	Director, Legal Affairs and General Counsel

Soraya Benchikh	French/United Kingdom	Chief Financial Officer

Kingsley Wheaton	United Kingdom	Chief Strategy & Growth Officer

British American Tobacco (2012) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

David Patrick Ian Booth	United Kingdom	Group Chief Accountant

Ruth Wilson	United Kingdom	Head of Group Corporate Governance

Ridirectors Limited (Globe House, 1 Water Street,London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

Kirsty White	United Kingdom	Head of Tax Technology & UK Tax

British American Tobacco (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

David Patrick Ian Booth	United Kingdom	Group Chief Accountant

Ruth Wilson	United Kingdom	Head of Group Corporate Governance

Daniel Wang Kit Wong	United Kingdom	Head of Corporate Treasury

Ridirectors Limited (Globe House, 1 Water Street,London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

Kirsty White	United Kingdom	Head of Tax Technology & UK Tax

Weston (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Jerome Bruce Abelman	U.S.A	Director, Legal Affairs and General Counsel

Soraya Benchikh	French/United Kingdom	Chief Financial Officer

Pablo Daniel Sconfianza	Italy	Group Finance Controller

B.A.T. Industries p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Caroline Ferland	Canada	Group Company Secretary

Neil Arthur Wadey	United Kingdom	Group Head of Treasury

John Fry	United Kingdom	Group Head of Corporate Tax

Pablo Daniel Sconfianza	Italy	Group Finance Controller

British-American Tobacco (Holdings) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Jerome Bruce Abelman	U.S.A.	Director, Legal Affairs and General Counsel

Luciano Comin	Italy, Argentina	Marketing Director, Combustibles & New Categories

Mihovil James Dijanosic	Australia	Regional Director, Asia-Pacific, Middle East and Africa

Syed Javed Iqbal	Pakistan	Interim Finance Director and Director, Digital and Information

Zafar Aslam Khan	Pakistan	Director, Group Operations

Tadeu Luiz Marroco	Brazil/United Kingdom	Chief Executive

Johan Maurice Vandermeulen	Belgium	Chief Operating Officer

Kingsley Wheaton	United Kingdom	Chief Strategy & Growth Officer

Andrew James Barrett	United Kingdom	Director, Business Development

Dr Cora Koppe-Stahrenberg	Germany	Chief People Officer

Paul McCrory	United Kingdom	Director, Corporate & Regulatory Affairs

Frederico Pinto Monteiro	Brazil	Regional Director, Americas & Europe

James Murphy	Ireland	Director, Research & Science

David Stephen Waterfield	United Kingdom	President & CEO, Reynolds American Inc.

Soraya Benchikh	French/United Kingdom	Chief Financial Officer

Louisville Securities Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Andrew James Barrett	United Kingdom	Director, Business Development

John Fry	United Kingdom	Group Head of Corporate Tax

Neil Arthur Wadey	United Kingdom	Group Head of Treasury

Ruth Wilson	United Kingdom	Head of Group Corporate Governance

Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

Kirsty White	United Kingdom	Head of Tax Technology & UK Tax

BATUS Holdings Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Alden H. Smith (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Managing Counsel – Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Timothy N. Derr (Secretary and Director) 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805	U.S.A.	Transaction Manager of Corporation Service Company, whose business address is 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805, and whose principal business is the provision of corporate and administrative services

Karen Calix (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Assistant Controller of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Anthony B. Petitt (President) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Controller Finance & Accounting and Treasurer of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Craig Harris (Vice President and Director)	United Kingdom	Assistant General Counsel – Corporate & Commercial Legal

David Booth (Vice President and Director)	United Kingdom	Group Chief Accountant

Javier F. Suarez (Vice President – Tax) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Steven W. Coppock (Treasurer) Little Falls Centre Two, 2751 Centerville Road, Suite 300, Wilmington, DE 19808	U.S.A.	Accounting Manager of Gunnip & Company LLP, whose business address is Little Falls Centre Two, 2751 Centerville Road, Suite 300, Wilmington, DE 19808, and whose principal business is the provision of accounting and corporate consulting services

Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director – Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

BT DE Investments Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)

Adin Trbonja (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President & Deputy General Counsel of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Andrew James Barrett (Director)	United Kingdom	Director, Business Development

Neil Arthur Wadey (Director)	United Kingdom	Group Head of Treasury

Christopher S. Junker (Vice President and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Scientific & Regulatory Affairs of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Anthony B. Petitt (Vice President & Assistant Treasurer and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Controller Finance & Accounting and Treasurer of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Annie Goman (President)	United Kingdom	Category Head, Cannabis

Chris Voelker (General Counsel)	United Kingdom	Head of Legal, Beyond Nicotine

Juan Palacios (Vice President) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Vice President – Business Development of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Dakota J. Moore (Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director – Business Development of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Carlos Cardoza Benitez (Treasurer) 401 North Main Street, Winston-Salem, NC 27101	Argentina	Director – Finance of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director – Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Javier F. Suarez (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Alden H. Smith (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Managing Counsel – Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101